UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: April 21, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

(I) STRATEGIC COOPERATION FRAMEWORK AGREEMENT

BETWEEN CEA HOLDING, THE CONTROLLING SHAREHOLDER, AND CTRIP; AND

(II) RESUMPTION OF TRADING

This announcement is made by the Company pursuant to the requirements under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and the disclosure requirements under Rule 13.09(2)(a) and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

To fully leverage on their respective advantages in response to the diverse market demand, CEA Holding and Ctrip together with their respective investment holding subsidiaries (including the Company) will commence extensive cooperation, including business cooperation, equity cooperation and cooperation in the capital market, in line with the principle of complementary strength and mutual benefit and success in order to further consolidate their leading positions in their respective industry.

The Company is a core company of CEA Holding. Provided that it is in compliance with laws and regulations and is in the interests of the Company and its shareholders as a whole, the Company will, pursuant to the Agreement, further negotiate with Ctrip to finalize the specific terms of cooperation so as to strengthen their cooperation on all fronts, including business cooperation, equity cooperation and cooperation in the capital market.

The Agreement is the result of negotiations in line with the intent for cooperation and principles of cooperation between CEA Holding and Ctrip. The Company expects that following the advancement and implementation of the specific cooperative projects under the Agreement, there will be positive impacts on the operating development and the capital structure of the Company in the future. Matters regarding the specific implementation of the cooperative projects will be individually negotiated and arranged in accordance with the relevant laws, regulations and prescribed procedures. The implementation of the Agreement involves certain uncertainties. At present, it is not possible to accurately assess such impacts on the results of the Company in the relevant year.

At the request of the Company, trading in the H Shares and the debt securities of the Company (stock code: 85926 and 85953) on the Stock Exchange was suspended with effect from 9:00 a.m. on 21 April 2016 pending the release of this announcement. The Company has applied to the Stock Exchange and the Stock Exchange has granted the resumption of trading in the H Shares and the debt securities of the Company (stock code: 85926 and 85953) on the Stock Exchange with effect from 9:00 a.m. on 22 April 2016.

I.

GENERAL INFORMATION ON THE EXECUTION OF THE STRATEGIC COOPERATION FRAMEWORK AGREEMENT

On 21 April 2016, China Eastern Airlines Corporation Limited (the “Company”) received a notice from China Eastern Air Holding Company (“CEA Holding”), the controlling shareholder of the Company, which states that in line with the principle of complementary strength and mutual benefit and success, CEA Holding and Ctrip Computer Technology (Shanghai) Co., Ltd (“Ctrip”) entered into the Strategic Cooperation Framework Agreement on 21 April 2016 in Shanghai (the “Agreement”) through friendly negotiations upon obtaining the approval from the requisite internal decision-making procedure.

II.	GENERAL INFORMATION ON THE PARTIES TO THE STRATEGIC COOPERATION FRAMEWORK AGREEMENT

CEA Holding is one of China’s three major air transportation groups. As a result of continuous restructuring and resource integration throughout the years, CEA Holding has evolved into a more comprehensive air transportation system focusing on the core business of air transportation, which in particular includes the eight major sectors of air transportation, aviation real estate, aviation finance, aviation catering and media and duty free etc. The legal representative of CEA Holding is Mr. Liu Shaoyong.

Ctrip is a leading online and offline travel services company in China. It has successfully integrated high-tech industry with traditional tourism industry, providing travel services to more than 250-million members on all fronts, including wireless application, hotel reservation, flight booking, travel and vacation, commercial travel planning and travel consultation. In 2015, the net operating income of Ctrip amounted to RMB10.9 billion (approximately USD1.7 billion). Net profit attributable to the shareholders of Ctrip was RMB2,500 million (approximately USD387 million). In 2015, its diluted earnings per ADR (American depositary receipt) was RMB7.11 (approximately USD1.10). The Chairman of the board of directors of Ctrip is Mr. Liang Jianzhang.

The directors of the Company, having made all reasonable enquiries, confirmed that as of the date of the entering into of the Agreement, Ctrip was neither a connected party of CEA Holding nor the Company.

III.	PRINCIPAL TERMS OF THE STRATEGIC COOPERATION FRAMEWORK AGREEMENT

To fully leverage on their respective advantages in response to the diverse market demand, CEA Holding and Ctrip together with their respective investment holding subsidiaries (including the Company), will commence extensive cooperation, including business cooperation, equity cooperation and cooperation in the capital market, in line with the principle of complementary strength and mutual benefit and success in order to further consolidate their leading position in their respective industry.

(1).	Business cooperation

Provided that it is in compliance with laws and regulations, both CEA Holding and Ctrip and their respective investment holding subsidiaries (including the Company) will commence business cooperation. Both parties will fully leverage on their respective resources, provide the market with integrated travel services products of higher competitiveness through cooperation in the areas of research and development in IT and travel products, technique incorporation and business consolidation etc. Both parties will focus on the concentration effects derived from their resources, channels, research and development and marketing, and commence cooperation in all aspects, which include low-cost travel, IT services and e-commerce, so as to further consolidate their leading position in their respective industry.

Both parties (being CEA Holding and Ctrip) intended to have in-depth cooperation in aspects including sales of international flight tickets, the display of fare finders and platform supplier management and integrate the quality resources of them and their subsidiaries in order to promote the mutual and steady business development of both parties on a win-win basis.

Having considered the nationwide technological leadership and strengths of Ctrip, CEA Holding will prioritize its cooperation with Ctrip regarding potential business opportunities in other business areas under the preconditions of compliance with laws and regulations and mutual benefit.

(2).	Equity cooperation

CEA Holding and Ctrip and their respective investment holding subsidiaries (including the Company) will seek to explore equity cooperation with respect to low-cost airlines (including but not limited to China United Airlines), aviation insurance, IT and e-commerce under the precondition of compliance with laws and regulations.

(3).	Cooperation in Capital Market

CEA Holding and Ctrip and their respective investment holding subsidiaries (including the Company) will commence cooperation in the capital market in accordance with laws and regulations, and may look into the feasibility of reciprocal shareholding among the relevant companies as appropriate to develop tighter ties. CEA Holding would support Ctrip (or its related parties or parties acting in concert) to become a strategic investor of the Company via equity investment in the Company provided that it is in accordance with laws and regulations. In respect of such investment, (1) Ctrip has undertaken to subscribe for the A shares of the Company under a non-public issuance with its own funds of RMB3 billion; (2) within 12 months after the completion of the above non- public issuance, Ctrip will increase its shareholding in the Company in one or more instances, provided that it is in accordance with laws and regulations. If the shareholding of Ctrip in the Company reaches a certain proportion and satisfies certain conditions, CEA Holding will act in favor of Ctrip’s nomination of a candidate for the position of board observer or director of the Company in compliance with the Company Law of the People’s Republic of China and the Articles of Association of the Company.

(4).	Other Matters

The Agreement takes effect from the day of execution by both CEA Holding and Ctrip. Both CEA Holding and Ctrip will, on the basis of the Agreement, strengthen their cooperation for mutual benefit and study and set up specific cooperation plans or enter into other agreements for relevant cooperation in business, equity and the capital market in a timely manner as well as actively promote the implementation of the relevant cooperation.

IV.	IMPACTS ON THE COMPANY

The Company is a core company of CEA Holding. The business cooperation, equity cooperation and cooperation in the capital market between CEA Holding and Ctrip would allow the Company to fully utilize the strengths of itself and the industry and integrate its quality resources in order to provide more competitive integrated travel services products to the market with a view to further promoting the competitiveness of the Company.

V.	MATERIAL RISK REMINDER

The Agreement is the result of negotiation in line with the intent for cooperation and principles of cooperation between CEA Holding and Ctrip with regard to business cooperation, equity cooperation and cooperation in the capital market. Details of the cooperation and the implementation thereof are subject to further negotiation and arrangement, as well as the coordination of both parties. Therefore, the implementation of the Agreement involves certain uncertainties.

At present, the Agreement is not required to be submitted for review by the board of directors or at the general meeting of the Company. The Company will, upon the finalization of the details of cooperation, implement corresponding policies and approval procedures and fulfill its information disclosure obligations (if required) in accordance with laws and regulations including the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the Articles of Association of the Company, regulatory documents and the rules and requirements stipulated by the internal rules and systems of the Company.

VI.	RESUMPTION OF TRADING

At the request of the Company, trading in the H Shares and the debt securities of the Company (stock code: 85926 and 85953) on the The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) was suspended with effect from 9:00 a.m. on 21 April 2016 pending the release of this announcement. The Company has applied to the Stock Exchange and the Stock Exchange has granted the resumption of trading in the H Shares and the debt securities of the Company (stock code: 85926 and 85953) on the Stock Exchange with effect from 9:00 a.m. on 22 April 2016.

Investors are advised to be aware of the investment risks involved.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Joint Company Secretary
Shanghai, the People’s Republic of China
21 April 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).